Mail Stop 4561

February 12, 2008

Mr. Peter I. Cittadini
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA 94404

> **Re:** **Actuate Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 20, 2007**
> **Form 8-K filed June 5, 2007**
> **File No. 0-24607**

Dear Mr. Cittadini:

We have reviewed your response letter dated January 24, 2008 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K For the Year Ended December 31, 2006

Management's Discussion and Analysis – Results of Operations, page 37

1.   We note your response to our prior comment 1. We read on page 39 that the acquisition of performancesoft accounted for $3.7 million of the increase in your maintenance revenues during 2006. We note that if you remove the impact of the performancesoft acquisition from your maintenance revenues, your maintenance revenue growth rate slowed from 15% in 2004 and 16% in 2005 to 13% in 2006. We also note that you cite changes in your installed base of customers and your aggressive renewal campaign as reasons for the amount of growth in your maintenance revenues that was not related to the acquisition. Based on the above, it remains unclear to us that additional disclosure concerning changes in your

installed base of customers and/or your renewal rates would not benefit your investors by providing greater insight into the underlying factors that drive your results. To the extent that changes in your installed base of customers and your renewal rates drive changes in your results, please reconsider quantifying these factors.

Disclosure Controls and Procedures, page 51

2.   We note your response to our prior comment 3. Please describe to us in more detail the errors in your tax provision and how you determined that they only related to the fourth quarter of 2006.

Financial Statements for the Year Ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies – Revenues, page F-10

3.   We note your response to our prior comment 4. Please explain to us in more detail how you concluded that the prices of your maintenance and consulting are sufficiently clustered within an appropriate range to support the use of the bell-shaped curve analysis in establishing VSOE of fair value for these elements.

4.   We note your response to our prior comment 5 where you indicate that the changes in the Company's pricing structure were only made to the software license pricing and accordingly had a derivative effect on the maintenance values for those customers whose support is calculated based on a set percentage of the software license list price. It appears, based on your response, that the prices for software licenses increased thus resulting in increased maintenance revenues. Please confirm. If our understanding is correct, please explain why the license revenues in fiscal 2004 (the year in which this change was introduced) and fiscal 2005 did not reflect this change. In this regard, we note that license revenues actually decreased from fiscal 2003 to fiscal 2004 and from fiscal 2004 to fiscal 2005. Also, tell us how you plan to address this issue in your upcoming Form 10-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. Peter I. Cittadini
Actuate Corporation
February 12, 2008
Page 3

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief